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                                                                  Exhibit 99.(e)

                                    EXHIBIT E

     FORMS OF LETTERS FROM THE FUND TO MEMBERS IN CONNECTION WITH ACCEPTANCE
                              OF OFFERS OF TENDER

                                                               [______ __, 200_]

Dear Member:

     CSFB Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund") has received and accepted for purchase your tender of all or a part of your outstanding units of interest in the Fund (your "Interest").

     Because you have tendered and the Fund has purchased all or a part of your Interest, you will receive an initial payment in an amount equal to approximately 95% (100% if you tendered less than your entire Interest) of the value of the purchased Interest based on the unaudited net asset value of the Fund as of June 30, 2005, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal no later than July [30], 2005, unless the Valuation Date of the interests in the Fund has changed, or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

     If you tendered your entire Interest, a post-audit payment representing the balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2006.

     If you tender for repurchase only a portion of your Interests you are required to maintain a capital account balance of $50,000. If you tender a portion of your Interests and the repurchase of that portion would cause your capital account balance to fall below this required minimum, the Fund reserves the right to reduce the portion of Interests to be purchased from you so that the required minimum balance is maintained or to repurchase all of your Interests.

     If you are tendering only a portion of your Interest, you remain a Member of the Fund with respect to the portion of your Interest that you did not tender.

     Should you have any questions, please feel free to contact the Tender Offer Administrator at PFPC Inc. at (800) 348-1824

Sincerely,

CSFB Alternative Capital Long/Short Equity Master Fund, LLC

Enclosure

                                                               [______ __, 200_]

Dear Member:

     Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your interest in CSFB Alternative Capital Long/Short Equity Master Fund, LLC (the "Fund").

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     Because you have tendered and the Fund has purchased all or a part of your interest in the Fund, you have been paid an amount equal to approximately 95% (100% if you tendered less than your entire Interest) of the value of the purchased interest in the Fund based on the unaudited net asset value of the Fund as of June 30, 2005, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

     The balance of the purchase amount, if any, will be paid to you promptly after the completion of the Fund's next annual audit according to the terms of the tender offer. We expect that the annual audit of the Fund's financial statements will be completed by the end of May 2006.

     Should you have any questions, please feel free to contact the Tender Offer Administrator at PFPC Inc. at (800) 348-1824.

Sincerely,

CSFB Alternative Capital Long/Short Equity Master Fund, LLC

Enclosure

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